

CROSS LAKE MINERALS LTD.
240 – 800 West Pender Street
Vancouver, B.C. V6C 2V6

Tel: (604) 688-5448
Fax: (604) 688-5443
E-mail: crosslak@intergate.bc.ca



August 7, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 - Fifth Street N.W.
Washington, D.C.
U.S.A. 20549

Attention: Office Of International Corporate Finance

Dear Sirs:

Re: Cross Lake Minerals Ltd. (the "Company")
- 12(g) No. 82-2636

Enclosed please find the following materials to update the Company's file:

1. Copy of the Quarterly Report for the period ended June 30, 2003; and

2. News releases from May 21, 2003 to present.

Please contact the writer if you have any questions on the above materials.

Yours very truly,

CROSS LAKE MINERALS LTD.

Kristina Jackson
Corporate Secretary

Enc:

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c:\...\filings\sec12g - update

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

May 21, 2003

For immediate release
#03-06

NEWS RELEASE

NIGHT HAWK LAKE EXPLORATION UPDATE

Cross Lake Minerals Ltd., East West Resource Corporation and Canadian Golden Dragon Resources Ltd. have received the following report from Falconbridge Limited ("Falconbridge") regarding work conducted on the Night Hawk Lake Joint Venture ("NHLJV") copper-zinc-silver Property, located near Timmins, Ontario.

Two drill holes were completed in late 2002 by Falconbridge on the NHLJV Property located 28 km east of the mill and smelter that service the Kidd Creek Mine. Some 16.8 km of line-cutting and ground geophysics including magnetics and horizontal loop EM were carried out prior to drilling to locate airborne EM conductors that had been identified by a Spectrum EM survey as part of an Ontario Government initiative. The two holes totaled 442 m and the first hole intersected intermediate to felsic volcanics with disseminated chalcopyrite, where a 11.6 m interval graded 0.34% Cu. The conductor consisted of 1.5 m of massive pyrite followed by 13 m of graphitic argillite. The second hole intersected mafic volcanics and a fault zone. Falconbridge is currently reviewing the geophysical data obtained in 2002, the results of which will determine follow-up work.

All exploration work was conducted under the supervision of Dean Rogers, P.Geo., Senior Project Geologist for Falconbridge. All assays were completed by Swastika Laboratories Ltd. of Swastika, Ontario.

The NHLJV Property is held 40% by Cross Lake, 40% by East West and 20% by Canadian Golden Dragon. Falconbridge holds an option to earn up to a 65% interest by spending $2.975 million and completing prefeasibility and feasibility studies.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

July 29, 2003

For immediate release
#03-07

NEWS RELEASE

Exploration Continues on the QR, Cariboo and Cantin Creek Properties

Vancouver, British Columbia - **Cross Lake Minerals Ltd.** ("the Company") is pleased to provide this update on activities on the QR Mine, Cariboo and Cantin Creek properties, all located southeast of Quesnel in central British Columbia.

Phase one of the planned 2003 exploration programs on the properties has now been completed. In total 33 kilometres of Induced Polarization ("IP") and magnetic geophysics with selected soil geochemical surveys were completed. Geological mapping, prospecting and sampling were also completed on all three properties.

In all cases the newly developed 3D inversion IP was used. While this technique requires a closer line spacing and more intense field surveying, it provides improved resolution, a three dimensional view of anomalies and the ability to identify targets at a greater depth from surface. These enhanced capabilities will allow the Company to define in greater detail already identified IP anomalies and targets on all three properties. As a result optimum drill locations can be selected to test the best areas within these larger prospective targets.

Surveys on the QR Mine property focused on defining targets along the projected extension of the gold bearing horizon to the east of the developed area. The survey is also expected to provide additional information on the North Zone. This zone, an eastern extension at depth below the developed Main Zone, has been outlined by drilling over a strike length of over 500 metres but has not been drilled in detail. It represents the most immediate potential to increase the project's existing resource from one of the known zones on the property.

On the Cariboo property, which is adjacent to the QR Mine property, the survey area covers a series of geophysical and geochemical targets defined by previous exploration. The area includes the discovery drill hole 89-6, which intersected 5.3 g/t gold over 8.5 metres. These targets form part of an epithermal gold system associated with a diorite intrusive similar to that of the QR Mine.

The survey over the Cantin Creek property, located just 37 kilometres from the QR Mine property, again is designed to confirm a previously defined IP anomaly at least 600 metres long and 200 metres wide. The survey area and existing target is adjacent to an area of known epithermal gold mineralization related to a diorite intrusive, a similar geological setting to the QR Mine.

Processing of the IP, magnetic, soil geochemical and associated exploration results will be completed over the next few weeks. These results will then be interpreted and drill targets will be selected on all three properties.

The Company holds the QR and Cariboo properties under a 100% option from Kinross Gold Corporation and Imperial Metals Corporation, respectively. Gold Giant Ventures Inc. is in the process of earning 50% of the Company's rights in the two properties. Rights to the Cantin Creek property are held equally by both companies under an option agreement to earn a 100% interest. The Company is the operator of all three projects. Exploration work is being conducted under the supervision of the Company's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo.

With respect to the Night Hawk Lake Joint Venture ("NHLJV") property near Timmins, Ontario, the Company, East West Resource Corporation ("East West") and Canadian Golden Dragon Resources Ltd. ("Canadian Golden Dragon") have been informed by Falconbridge Limited ("Falconbridge") that one hole was drilled on the property to test an off hole pulse EM response "BHEM" in the vicinity of a 11.6 m interval of copper mineralization (0.34% Cu) from a drill hole completed last fall. Initial results reported by Falconbridge indicate that the conductor was caused by an increased amount of pyrite with minor chalcopyrite and graphite. On July 18, 2003, Falconbridge terminated its option on the NHLJV property

All exploration work on the NHLJV Property was conducted under the supervision of Dean Rogers, P.Geo., Senior Project Geologist for Falconbridge. All assays are being completed by Swastika Laboratories Ltd. of Swastika, Ontario.

The NHLJV Property is held 40% by the Company, 40% by East West and 20% by Canadian Golden Dragon. The partners will continue to seek joint venture participation in order to advance this property.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration

12(g) No. 82-2636



CROSS LAKE MINERALS LTD.

Interim Report
for the Six Months Ended
June 30, 2003

240 – 800 West Pender Street
Vancouver, BC
V6C 2V6
Tel: (604) 688-5448 / Fax: (604) 688-5443
E-Mail: crosslak@intergate.ca
Web site: *www.crosslakeminerals.com*

MANAGEMENT DISCUSSION & ANALYSIS

The Company incurred a net loss for the quarter ended June 30, 2003 of $66,244 ($0.01 per share) compared to $69,899 ($0.01 per share) for the same period last year. Year-to-date loss was $103,288 ($0.01 per share) versus $147,148 ($0.01 per share) in 2002. The quarterly net loss was reduced due to an increase in revenue from management fees.

General and administrative expenses in the quarter rose to $82,264 from $71,247 for the same period last year. Insurance increased to $3,257 from $2,647 in 2002 due to a general increase in rates. Increases in general exploration ($3,733 in 2003 from $2,437 in 2002), professional fees ($4,117 from 2,897), shareholder communication ($7,488 from $7,449), trust and filing ($19,609 from $15,829), and wages and fees ($35,680 from $28,401) are primarily attributed to higher levels of administrative and corporate activity associated with expanded exploration on the QR, Cariboo and Cantin Creek Properties.

Cash flow decreased by $74,025 during the quarter compared to a increase of $85,164 during the corresponding quarter in 2002. The decline in cash flow during the quarter is due to the Company's share financing in 2002 of $186,785. Year-to-date decline in cash flow was $115,180 versus $12,157 in 2002.

Working capital at June 30, 2003 was $177,863 compared to $298,019 at December 31, 2002. The Company invests surplus cash in liquid, high-grade investments with varying maturity dates selected with regard to operational cash requirements and prevailing interest rates.

During the quarter ended June 30, 2003, the Company issued 45,000 shares valued at $2,700 pursuant to the acquisition agreement on the Swannell Property. Exploration expenditures during the quarter were limited to $3,867, but did not include approximately $257,000 spent during the quarter on the QR, Cariboo and Cantin Creek Properties which were funded by Gold Giant Ventures Inc. ("Gold Giant"). The Company is operator on all three projects.

The Company's activities will continue to be focused on exploring the QR, Cariboo and Cantin Creek Properties, while continuing to maintain properties of merit, conducting modest exploration programs on some properties, and advancing others through joint venture participation where possible.

Exploration

From May to July, the Company conducted phase one of the 2003 exploration program on the QR Mine, Cariboo and Cantin Creek Properties. The Company, operator of all three projects, conducted programs of geological mapping, induced polarization (IP) and magnetic geophysical and geochemical surveys on all three properties. All of the IP surveys used the newly developed three-dimensional (3D) inversion method that provides not only a 3D perspective but also improved resolution and depth capabilities. Processing of the IP, magnetic, soil geochemical and associated exploration results is underway. The results will then be interpreted and drill targets will be selected on all three properties.

QR Property

The QR gold Property, which is located 58 kilometres southeast of Quesnel, BC in the Cariboo Mining Division, is held under a 100% option from Kinross Gold Corporation ("Kinross"). The Property is adjacent to the west boundary of the Company's Cariboo Property. Gold Giant is in the process of earning a 50% interest in the QR and Cariboo Properties with the Company as operator.

Surveys on the QR Mine Property focused on defining targets along the projected extension of the gold bearing horizon to the east of the developed area. The survey is also expected to provide additional information on the North Zone. This zone, an eastern extension at depth below the developed Main Zone, has been outlined by drilling over a strike length of over 500 metres but has not been drilled in detail. It represents the most immediate potential to increase the project's existing resource from one of the known zones on the Property.

Cariboo Property

The Company holds an option to earn a 100% interest in the Cariboo Property from Imperial Metals Corporation ("Imperial"). The Property, which is adjacent to the east boundary of the QR Property, is located 62 kilometres southeast of Quesnel, BC. Gold Giant is in the process of earning 50% of the Company's rights in the Property.

On the Cariboo Property, the survey area covers a series of geophysical and geochemical targets defined by previous exploration. The area includes the discovery drill hole 89-6, which intersected 5.3 g/t gold over

8.5 metres. These targets form part of an epithermal gold system associated with a diorite intrusive similar to that of the QR Mine.

CANTIN CREEK PROPERTY

In April 2003, the Company and Gold Giant were granted the right to earn a 100% interest from Geoffrey Goodall in the Cantin Creek Property, which is comprised of 32 claim units (800 hectares) and is located 21 kilometres east southeast of Quesnel, BC in the Cariboo Mining Division. The Property is held under a 50-50 joint venture with Gold Giant.

The survey over the Cantin Creek Property again is designed to confirm a previously defined IP anomaly at least 600 metres long and 200 metres wide. The survey area and existing target is adjacent to an area of known epithermal gold mineralization related to a diorite intrusive, a similar geological setting to the QR Mine.

NIGHT HAWK LAKE JOINT VENTURE

The Company, East West Resource Corporation and Canadian Golden Dragon Resources Ltd. (collectively the "Partners") hold a 40-40-20 interest, respectively, in the Night Hawk Lake Joint Venture ("NHLJV"). Until July 18, 2003, Falconbridge Limited ("Falconbridge") held an option to earn up to a 65% interest in the copper-zinc-silver Property.

During the quarter, Falconbridge reported on work conducted on the Property. In late 2002, some 16.8 km of line-cutting and ground geophysics including magnetics and horizontal loop EM were carried out prior to drilling to locate airborne EM conductors that had been identified by a Spectrum EM survey as part of an Ontario Government initiative. Two drill holes, totalling 442 m, were completed, with the first hole intersecting intermediate to felsic volcanics with disseminated chalcopyrite, where an 11.6 m interval graded 0.34% Cu. The conductor consisted of 1.5 m of massive pyrite followed by 13 m of graphitic argillite. The second hole intersected mafic volcanics and a fault zone.

As follow-up, in July 2003 Falconbridge drilled one hole on the NHLJV Property to test an off hole pulse EM response "BHEM" in the vicinity of the 11.6 m interval of copper mineralization (0.34% Cu). Initial results reported by Falconbridge indicated that the conductor was caused by an increased

amount of pyrite with minor chalcopyrite and graphite. Assays have not yet been reported.

All exploration work was conducted under the supervision of Dean Rogers, P.Geo., Senior Project Geologist for Falconbridge. All assays are being completed by Swastika Laboratories Ltd. of Swastika, Ontario.

Subsequent to drilling the one hole, Falconbridge terminated its option on the NHLJV Property, effective July 18, 2003.

OTHER PROPERTIES

The Company holds a number of other properties which are not being actively worked at this time. Information on these properties is available on the Company's web site: *www.crosslakeminerals.com*.



Keith Steeves
Director



Malcolm Swallow
Director

August 1, 2003

Consolidated Balance Sheets
(Unaudited)

	June 30, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 160,083	$ 275,263
Accounts receivable	26,915	40,331
Prepaids	8,930	12,358
	195,928	327,952
Capital Assets	36,132	40,826
Mineral Properties (note 3)	5,253,517	5,229,255
	$ 5,485,577	$ 5,598,033
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 18,065	$ 29,933
Shareholders' Equity		
Share Capital (note 4)	12,533,581	12,530,881
Deficit	(7,066,069)	(6,962,781)
	5,467,512	5,568,100
	$ 5,485,577	$ 5,598,033

Consolidated Statements of Operations
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Revenue				
Interest and project management fees	$ 16,020	$ 1,348	$ 33,813	$ 2,266
Expenses				
Depreciation	2,348	2,473	4,695	4,945
General exploration	3,733	2,437	4,242	13,350
Insurance	3,257	2,647	6,917	5,778
Office	6,032	9,114	14,608	16,925
Professional fees	4,117	2,897	5,677	5,962
Shareholder communication	7,488	7,449	11,767	11,921
Trust and filing	19,609	15,829	22,954	19,292
Wages and fees	35,680	28,401	66,241	71,241
	82,264	71,247	137,101	149,414
Net loss for the period	66,244	69,899	103,288	147,148
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

Consolidated Statements of Deficit
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Deficit, beginning of period	$ 6,999,825	$ 6,804,630	$6,962,781	$ 6,727,381
Net loss for the period	66,244	69,899	103,288	147,148
Deficit, end of period	$ 7,066,069	$ 6,874,529	$7,066,069	$ 6,874,529

Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Cash Provided By (Used In):				
Operating Activities				
Operations:				
Net loss for the period	$ (66,244)	$ (69,899)	$ (103,288)	$ (147,148)
Items not involving cash:				
Depreciation	2,348	2,473	4,695	4,945
	(63,896)	67,426	(98,593)	(142,203)
Changes in non-cash working capital:				
Accounts receivable	(2,605)	(3,842)	13,416	(4,716)
Prepaids	5,353	4,619	3,428	3,506
Accounts payable	(9,010)	17,701	(11,869)	16,102
	(70,158)	(48,948)	(93,618)	(127,311)
Investing Activities				
Mineral property expenditures:				
Acquisition (1)	-	(16,209)	-	(26,209)
Exploration	(3,867)	(36,464)	(21,562)	(45,422)
Proceeds from sale of equipment		-		-
	(3,867)	(52,673)	(21,562)	(71,631)
Financing Activity				
Issue of shares (1)	-	186,785	-	186,785
Decrease in cash and cash equivalents	(74,025)	85,164	(115,180)	(12,157)
Cash and cash equivalents, beginning of period	234,108	227,447	275,263	324,768
Cash and cash equivalents, end of period	$ 160,083	$ 312,611	$ 160,083	$ 312,611
(1) Not included: Value of shares issued for mineral properties	$ 2,700	$ 2,700	$ 2,700	$ 2,700

CROSS LAKE MINERALS LTD.
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002

1. NATURE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity, directly and through joint ventures, is the acquisition, exploration and development of resource properties. The Company is currently in the exploration stage of developing its mineral properties.

The recoverability of amounts shown for mineral properties, including deferred exploration expenditures, is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.

2. ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These interim consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements dated December 31, 2002, both of which were prepared in accordance with Canadian Generally Accepted Accounting Principles. The results for the three and six month periods ended June 30, 2003 are stated utilizing the same accounting policies and methods of application as the most recent annual consolidated financial statements.

3. MINERAL PROPERTIES

	Period ended June 30, 2003		
	Balance Dec 31, 2002	Additions	Balance June 30, 2003
Acquisition costs	$ 226,565	$ 2,700	$ 229,265
Exploration and development costs:			
Assays and recording	391,057	100	391,157
Drilling	1,751,516	-	1,751,516
Geological and geophysical	2,095,608	3,211	2,098,819
Field office	568,268	18,251	586,519
Travel and accommodation	196,241	-	196,241
	5,002,690	21,562	5,024,252
	$ 5,229,255	$ 24,262	$ 5,253,517

4. SHARE CAPITAL AND RELATED INFORMATION

a) Authorized: 100,000,000 common shares without par value.

b) Issued and outstanding:

	June 30, 2003		June 30, 2002	
	Number of Shares	$	Number of Shares	$
Balance, beginning of year	37,768,493	12,530,881	35,227,665	12,342,005
Private Placement	-	-	2,495,828	186,785
Mineral Property	45,000	2,700	45,000	2,700
Balance, end of period	37,813,493	12,533,581	37,768,493	12,531,490

c) Stock options

Under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's plan, the Company may grant options for up to 6,000,000 common shares. As of June 30, 2003, the Company had stock options outstanding and exercisable for the purchase of 3,001,000 common shares.

	Options	Weighted-Average Exercise Price	Expiry Date Range
Outstanding & exercisable at Dec. 31, 2002	3,251,000	0.37	01/21/03 – 02/01/12
Expired	(425,000)	1.15	01/21/03 – 06/18/03
Granted	175,000	0.14	01/13/13
Outstanding & exercisable at June 30, 2003	3,001,0000	0.25	05/31/06 – 01/13/13

As permitted by the accounting standard for stock-based compensation, the Company has elected to follow the instrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensation expense will be recorded if the exercise price of the share options were granted at market.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $5,915 pursuant to the share options issued in the current year. Pro-forma earnings information determined under the fair value method accounting for stock options is as follows:

	Six Month Period ended June 30, 2003
Net loss	
As reported	$ 103,288
Compensation expense	5,915
Pro-forma	$ 109,203
Basic loss per share	
As reported and pro-forma	0.01

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 2.5%; an expected life of 10 years; an expected volatility of 8%; and expected dividends of nil.

CROSS LAKE MINERALS LTD.

CORPORATE INFORMATION

DIRECTORS

John H. Davies, *Mississauga, Ontario*

Henry G. Ewanchuk, *Vancouver, BC*

Chet Idziszek, *Powell River, BC*

J. Brian Kynoch, *Vancouver, BC*

Keith E. Steeves, *Richmond, BC*

Malcolm J.A. Swallow, *Langley, BC*

James W.F. Tutton, *Whistler, BC*

OFFICERS

Henry G. Ewanchuk
Chairman & Director

J. Brian Kynoch
Interim President & Director

Michele A. Jones
Executive Vice President, Administration

James Mudie
Chief Financial Officer

Erik Andersen
Vice President, Land

James Miller-Tait
Vice President, Exploration

Kristina Jackson
Corporate Secretary

Registered Office
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Bank
Royal Bank of Canada
Main Branch, 1025 West Georgia St.
Vancouver, BC
V6E 3N9

Transfer Agent
Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

and

151 Front Street
Toronto, ON
M5J 2N1

Corporate Counsel
DuMoulin Black
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Auditors
De Visser Gray
401 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Trading Symbol: **CRN-T**
SEC 12g No. 82-2636

Share Capitalization (June 30/03):

Authorized	100,000,000
Issued & Outstanding	37,813,493